Exhibit 1

For Immediate Release

Pointer Telocation's Q3 2013 Financial Results Release &
 Conference Call Scheduled for November 14th, 2013

Rosh HaAyin, Israel November 7, 2013. Pointer Telocation Ltd. (Nasdaq Capital Market: PNTR) – develops, produces and markets high-end technology and products for AVL (Automatic Vehicle Location) solutions providers for stolen retrieval, fleet management, car & driver safety, public safety, vehicle security and asset management, and a leading RSA (Road Side Assistance) provider, announced today that it will release its financial results for Q3 2013 on Thursday, November 14th, 2013.

Pointer Telocation's management will host a conference call that same day, at 9:30 EST, 16:30 Israel time. On the call, management will review and discuss the results.

To listen to the call, please dial in to one of the following teleconferencing numbers. Please begin placing your call at least 5 minutes before the conference call commences.

From USA: + 1-888-281-1167
From Israel: 03-918-0650

A replay will be available from November 18th, 2013 at the company’s website: www.pointer.com

About Pointer Telocation
Pointer is a leading supplier of MRM (Mobile Resource Management) for the motor vehicle industry. The combination of technological supremacy and innovation enables Pointer to develop and manufacture unique communications solutions to meet customers' needs. The Company provides a range of services to insurance companies and vehicle owners, including road services, car towing, locating stolen cars, managing vehicle fleets, safety products and other value added services.

Pointer has grown in recent years through successful implementation of acquisitions in Israel and in Argentina and establishing business branches and partnerships in Mexico, Romania and Brazil. Pointer has offices in Israel, Argentina, Mexico, Brazil and Romania.

Pointer has a growing list of customers and products installed in more than 45 countries. Among the Company’s customers are insurance companies that offer or require towing services and locating services of vehicles as part of the insurance policies they sell.

Pointer shares are traded on NASDAQ (PNTR). The Company's top management and the development center are located in the Afek Industrial Area of Rosh Ha'ayin.

Safe Harbor Statement
This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Pointer and its affiliates. These forward-looking statements are based on the current expectations of the management of Pointer, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Pointer undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company's reports filed from time to time with the Securities and Exchange Commission.

Contact: Zvi Fried, V.P. and Chief Financial Officer Tel.; 972-3-572 3111 E-mail: zvif@pointer.com	Chen Livne, Gelbart-Kahana Investor Relations Tel: 972-3-607 4717, +972-54-302 2983 E-mail: chen@gk-biz.com